Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 19 April 2013, the Company and CSAHC or its certain subsidiaries have (1) renewed the Media Service Framework Agreement for a term of three years commencing from 1 January 2013; (2) entered into the Catering Services Framework Agreement for a term of three years commencing from 1 January 2013; (3) entered into the 2013 Nanyang Asset Lease Agreement for a term of two years commencing from 1 January 2013; and (4) entered into the Supplemental Agreement to the Import and Export Agency Framework Agreement to revise the annual cap for the financial year ending 31 December 2013.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements (after aggregation (if applicable)) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company renewed several continuing connected transactions between CSAHC or its subsidiaries and the Company, and the Company also revised the annual cap for the continuing connected transaction under the Import and Export Agency Framework Agreement in order to comply with Rule 14A.36 of the Listing Rules. Details of the same are set out below:

1.	MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 11 May 2010 where the Company announced that the Company had entered into the existing Media Services Framework Agreement with SACM to renew the media services transaction for a term of three years up to 31 December 2012, which is renewable by agreement between both parties thereto.

As the existing Media Services Framework Agreement had expired and the transactions contemplated under the existing Media Services Framework Agreement continue to be entered into on a recurring basis, the Company entered into a new Media Services Framework Agreement on 19 April 2013 (after trading hours) with SACM to renew the annual cap, expand the services scope and extend the term for an additional term of three years, commencing from 1 January 2013 to 31 December 2015.

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Subject Matter

Pursuant to the Media Services Framework Agreement, SACM Group agrees to continue to provide the following services to the Group, in particular, new services as set out in item (3) below:

(1)	exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement (provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Company is entitled to choose any competitive independent third party to provide such advertising services);

(2)	the plotting, purchase and production of in-flight TV and movie program agency services;

(3)	channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the "CCTV-Journey of Discovery" channel and other specified channels;

(4)	public relations services relating to recruitment of airhostess, including organising and implementation of the promotional recruitment activities, on-site recruitment activities, and production of promotional advertising program; and

(5)	services relating to the distribution of newspapers and magazines issued by SACM within places of the Company services.

Historical Figures and Annual Cap

The aggregate historical services fees incurred for the transaction contemplated under the existing Media Services Framework Agreement were RMB34 million, RMB29 million and RMB49 million for the three years ended 31 December 2012. The previous annual cap for the existing Media Services Framework Agreement were set at RMB40 million, RMB48 million and RMB58 million for the three years ended 31 December 2012. For the three months period ended 31 March 2013, the services fees incurred for the transactions under the Media Services Framework Agreement was approximately RMB8 million.

The Directors propose that the annual cap for the Media Services Framework Agreement shall be substantially increased to RMB98 million, RMB105 million and RMB113 million for each of the financial years ending 31 December 2013, 2014 and 2015, respectively. The proposed annual cap is determined at an arm's length between both parties by reference principally to the expanded services scope, the increase in the purchase and production of in-flight TV and movie program, the increase in the public relations services and production of promotional materials, the newly added program production and broadcast in the "CCTV-Journey of Discovery" channel which is exclusively operated by SACM since 2013, the historical figures and the original cap as disclosed above and according to the prevailing market prices, provided that the services fee charged by SACM Group should not be higher than the one charged by any independent third parties in the similar locations of similar services and should not exceed those of the same category that prevail in the PRC market in normal conditions.

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For the purposes of determining the annual cap only, the Company has applied the projected growth rate of the volume of the agency services provided by SACM Group at a rate of about 10% per annum for the three financial years ending 31 December 2013, 2014 and 2015, respectively. Such projection is assumed solely for the purpose of determining the annual cap for the Media Services Framework Agreement and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Company or the Group. The Company will fund the services fee wholly by its internal resources.

Reasons for and Benefits of Entering into the Media Services Framework Agreement

The Company entered into the Media Services Framework Agreement with an expansion of services scope in order to fit the operational need of the Company. Through the development of the cooperation with SACM in respect of services including the advertising agency, the plotting, purchase and production of in-flight TV and movie program agency, the channel publicity and production services, public relations for recruitment of airhostess and distribution of newspapers and magazines, the Directors believe that these transactions will help satisfy the operational need of the Company, enhance the level of services and the corporate image of the Company, which will be in the interests of the Company and the shareholders as a whole.

Among the 12 Directors, five connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An, Ms. Yang Li Hua and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the Media Services Framework Agreement.

2.	Catering Services Framework Agreement

The Company was recently notified by CSAHC that as at the end of December 2012, SACC became a 50.1%-owned subsidiary of CSAHC. Prior to that, SACC had already been providing in-flight catering and in-flight supply offering services to the Group. The Company thus entered into the Catering Services Framework Agreement on 19 April 2013 (after trading hours) with SACC for a term of three years, commencing from 1 January 2013 to 31 December 2015 so as to comply with Rule 14A.41 of the Listing Rules.

Subject Matter

Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at.

Historical Figures and Annual Cap

The aggregate historical services fees incurred for the transaction between SACC and the Group were approximately RMB78.73 million, RMB74.7 million and RMB79 million for the three years ended 31 December 2012. For the three months period ended 31 March 2013, the services fees incurred was approximately RMB21 million.

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The Directors propose that the annual cap for the Catering Services Framework Agreement shall be RMB100 million, RMB115 million and RMB132.25 million for each of the three financial years ending 31 December 2013, 2014 and 2015, respectively. The proposed annual cap is determined at an arm's length basis between both parties by reference to the state or local prescribed price and based on the prevailing market price taking into account the assigned flight capacity growth in Shenzhen and the natural market growth according to the historical figures as disclosed above, provided that the services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The Company will fund the services fee wholly by its internal resources.

Reasons for and Benefits of Entering into the Catering Services Framework Agreement

SACC is the only air catering services provider with both HACCP System Certification and ISO22000:2005 System Certification in the PRC. The Company entered into the Catering Services Framework Agreement with SACC to ensure the consistent and high quality standard of the air flights catering services to be continuously provided to its passengers.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the Catering Services Framework Agreement.

3.	2013 Nanyang Asset Lease Agreement

Reference is made to the announcement of the Company dated 24 January 2013 where the Company announced that the Company and CSAHC have entered into the Nanyang Asset Lease Agreement for the lease transaction relating to Nanyang Jiangying Airport for the period from 1 January 2012 to 31 December 2012.

As the Nanyang Asset Lease Agreement had expired and the lease transaction contemplated under the Nanyang Asset Lease Agreement would continue to be entered into on a recurring basis, the Company and CSAHC further entered into the 2013 Nanyang Asset Lease Agreement on 19 April 2013 (after trading hours) for a term of two years from 1 January 2013 to 31 December 2014 in compliance with Rule 14A.35(1) of the Listing Rules.

Subject Matter

Pursuant to the 2013 Nanyang Asset Lease Agreement, CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for a term of two years commencing from 1 January 2013 to 31 December 2014. Under the 2013 Nanyang Asset Lease Agreement, the annual rent payable is RMB30,259,100 and the Company shall fund this wholly out of its internal funds.

Historical Figures and Annual Cap

The previous annual rental paid to CSAHC by the Company (i) for leasing relating to Nanyang Jiangying Airport for the three years ended 31 December 2011 were RMB5.898 million, RMB6.192 million and RMB6.502 million, respectively; and (ii) under the Nanyang Asset Lease Agreement for the period from 1 January 2012 to 31 December 2012 were RMB12.441 million. For the three months period ended 31 March 2013, the rental payable was approximately RMB8 million.

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The annual rent payable pursuant to the 2013 Nanyang Asset Lease Agreement of RMB30,259,100 is determined after arm's length negotiation by the parties with reference to the historical figures and the current prevailing market rental for lands, properties, facilities and structures located at similar locations and actual rental incurred.

Pursuant to the Listing Rules, the lease transaction contemplated under the 2013 Nanyang Asset Lease Agreement shall be aggregated with the previous land lease transactions and property lease transactions contemplated under the land lease agreement and the building lease agreement dated 14 February 2011 and the previous asset and property lease transactions contemplated under the asset lease agreement and the individual property lease agreement dated 25 September 2012 entered into between the Company and CSAHC. The relevant applicable percentage ratio for the aggregated transactions is on an annual basis exceeding 0.1% and less than 5%.

Reasons for and Benefits of Entering into the 2013 Nanyang Asset Lease Agreement

The lands and properties at Nanyang Jiangying Airport leased by CSAHC to the Company under the 2013 Nanyang Asset Lease Agreement are used for the civil aviation businesses of the Company. The 2013 Nanyang Asset Lease Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the market rates for similar buildings, facilities, infrastructure and lands.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the 2013 Nanyang Asset Lease Agreement.

4.	Supplemental Agreement to the Import and Export Agency Framework Agreement

Reference is made to the announcement of the Company dated 28 January 2011 where the Company announced that the Company and SAIETC renewed the Import and Export Agency Framework Agreement for a term of three years ending 31 December 2013. Pursuant to the Import and Export Agency Framework Agreement, SAIETC agrees to provide import and export services and custom clearing services to the Company.

The Directors have been closely monitoring the transactions contemplated under the Import and Export Agency Framework Agreement. However, in light of increase in the volume of the import of aircraft and engine, the purchase and maintenance volume of flight equipment exceeds the original projection, and the newly added transportation services for the export of repair parts of flight equipment, the original annual cap will no longer be sufficient to cover the transaction amount to be incurred by the Group during the remaining term of the Import and Export Agency Framework Agreement. Accordingly, the Company and SAIETC entered into the Supplemental Agreement to the Import and Export Agency Framework Agreement on 19 April 2013 (after trading hours) to revise the annual cap to comply with the requirement under Rule 14A.36 of the Listing Rules.

Subject Matter

Pursuant to the Supplemental Agreement to the Import and Export Agency Framework Agreement, the Company and SAIETC have agreed to revise the annual cap for services provided by SAIETC for the period from 1 January 2013 to 31 December 2013 from RMB97.2 million to RMB160 million. Save as the said revision, all other terms of the Import and Export Agency Framework Agreement (as disclosed below) shall remain unchanged.

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Pursuant to the Import and Export Agency Framework Agreement, SAIETC agreed to provide the following services to the Group:

(1)	import and export services;

(2)	custom clearing services;

(3)	customs declaration and inspection services; and

(4)	tendering and agency services.

The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from 1 January 2011 to 31 December 2013, subject to compliance with the relevant provisions of the Listing Rules by the Company. Both parties agreed that the service fee for import and export is determined after arm’s length negotiation and shall not be higher than the market rate. The services fee is payable within the time period set out in the invoice to be delivered to the Company. The Company shall fund the services fee wholly by its internal resources.

Historical Figures

For the three years ended 31 December 2012 and for the three months ended 31 March 2013, the historical transaction amounts incurred by the Group for the import and export services were approximately RMB79 million, RMB87 million, RMB96 million and RMB30 million, respectively.

The Revised Annual Cap

The revised annual cap of RMB160 million is determined principally by reference to the historical figures, the estimated increase in import volume of the aircraft and the approximate amount of import and export required for the future business development of the Company.

Reasons for and Benefits of the Revision of the Annual Cap

The Group is expected to continue to benefit from SAIETC's better understanding of operations of the Group which should allow expedient and efficient service provision and facilitate the expansion and development of the import and export services of the Group.

It is expected that the continuing connected transactions contemplated under the Import and Export Agency Framework Agreement will allow the Group to maintain its stable operations and leverage on the experiences and resources of SAIETC in import and export and enjoy economies of scale, which will benefit the ongoing operation of the Group’s business and facilitate future growth.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolution to approve the revision of annual cap under the Import and Export Agency Framework Agreement.

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Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. SAIETC is a wholly-owned subsidiary of CSAHC and SACC and SACM are the non wholly-owned subsidiaries of CSAHC, thus each of them is a connected person of the Company under the Listing Rules.

The transactions contemplated under each of the Continuing Connected Transaction Agreements constitute continuing connected transactions for the Company under the Listing Rules. The Board (including the independent non-executive Directors) considers that the terms of the Continuing Connected Transaction Agreements and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements (after aggregation (if applicable)) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules. Transactions which took place since 1 January 2013 and prior to this announcement represented de minimis transactions under Rule 14A.33(3) of the Listing Rules. The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rule 14A.25 of the Listing Rule.

Moreover, save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.25 of the Listing Rules.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of SACC is that of provision of in-flight lunch box, food and drinks and other related labor diet to airlines.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts & crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

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The principal business activity of SAIETC is that of sale, import and export of aircraft, parts, flight equipment and facilities, and custom clearing services.

DEFINITIONS

“Board”	the board of Directors

“Catering Services Framework Agreement”	the catering services framework agreement dated 19 April 2013 entered into between the Company and SACC

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Continuing Connected Transaction Agreements”	collectively, the Media Services Framework Agreement, the Catering Services Framework Agreement, the New Nanyang Asset Lease Agreement, the Import and Export Agency Framework Agreement and the Supplemental Agreement to the Import and Export Agency Framework Agreement

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“existing Media Services Framework Agreement”	the media service framework agreement dated 11 May 2010 entered into between the Company and SACM for a term of three years from 1 January 2010 to 31 December 2012

“Group”	the Company and its subsidiaries

“Import and Export Agency Framework Agreement”	the import and export agency framework agreement dated 28 January 2011 entered into between the Company and SAIETC

“Media Services Framework Agreement”	the new media service framework agreement dated 19 April 2013 entered into between the Company and SACM for a term of three years from 1 January 2013 to 31 December 2015

“Nanyang Asset Lease Agreement”	the Nanyang asset lease agreement dated 24 January 2013 entered into between the Company and CSAHC for a term of one year from 1 January 2012 to 31 December 2012

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SACC”	Shenzhen Air Catering Co., Ltd., a company owned as to 50.1% by CSAHC as at the date of this announcement

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“SACM”	Southern Airlines Culture and Media Co., Ltd., a company owned as to 40% by the Company and 60% by CSAHC as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“SAIETC”	Southern Airlines (Group) Import and Export Trading Company, a wholly-owned subsidiary of CSAHC as at the date of this announcement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement to the Import and Export Agency Framework Agreement”	a supplemental agreement to the Import and Export Agency Framework Agreement dated 19 April 2013 entered into between the Company and SAIETC to revise the annual cap for the financial year ending 31 December 2013

“2013 Nanyang Asset Lease Agreement”	the new Nanyang asset lease agreement dated 19 April 2013 entered into between the Company and CSAHC

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

19 April 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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